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                           June 28, 2021

       Anna Paglia
       Chief Executive Officer
       Invesco DB US Dollar Index Trust
       3500 Lacey Road, Suite 700
       Downers Grove, Illinois 60515

                                                        Re: Invesco DB US
Dollar Index Trust
                                                            Invesco DB US
Dollar Index Bullish Fund
                                                            Registration
Statement on Form S-3
                                                            Filed June 22, 2021
                                                            File No. 333-257258

       Dear Ms. Paglia:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jessica
Livingston at 202-551-3448 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Finance